July 7, 2006

James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:      Tower Group, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2005
         Filed on March 15, 2006
         File No. 000-50990


We have received your letter dated, June 22, 2006 with respect to the above reference Form 10-K filing for the Tower Group, Inc. (the "Company") for the year ended December 31, 2005. We appreciate your comments and are always looking to improve our financial disclosures in our public filings and look forward to working with you on the issues addressed in your letter. We have responded to your questions in the same sequence as your original letter.


The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

As we discussed, the Company will not amend the Form 10-K filed for December 31, 2005, but will enhance its 10-K filings in the future, commencing December 31, 2006.


Question 1:
                  Item 7. Management's Discussion and Analysis of Financial
                  ---------------------------------------------------------
                  Analysis of Financial Condition and Results of Operations,
                  ----------------------------------------------------------
                  page 55
                  -------

                  Critical Accounting Policies, Page 60
                  -------------------------------------
                  Question addresses: Loss & Loss Adjustment Expense Reserves
                  -----------------------------------------------------------

Response:


The reserving process for loss adjustment expense reserves provides for the Company's best estimate at a particular point in time of the ultimate unpaid cost of all losses and loss adjustment expenses incurred, including settlement and administration of losses, and is based on facts and circumstances then known and including losses that have been incurred but not yet been reported. The process includes using actuarial methodologies to assist in establishing these estimates, judgments relative to estimates of future claims severity and frequency, the length of time before losses will develop to their ultimate level, and the possible changes in the law and other external factors that are often beyond our control. The methods used to select the estimated loss reserves include the loss ratio projection, incurred loss projection, and the Bornhuetter-Ferguson (B-F) method. The loss ratio projection method and incurred loss projection method are described in "Item 1.--Loss and Loss Adjustment

Expense Reserves". The B-F method combines the loss ratio method and the loss development method to determine loss reserves by adding an expected development (loss ratio times premium times percent unreported) to the case reserves. The process produces carried reserves set by management based upon the actuaries' best estimate and is the result of numerous best estimates made by line of business, accident year, and loss and loss adjustment expense. The amount of loss and loss adjustment expense reserves for reported claims is based primarily upon a case-by-case evaluation of coverage, liability, injury severity, and any other information considered pertinent to estimating the exposure presented by the claim. The amounts of loss and loss adjustment expense reserves for unreported claims are determined using historical information by line of insurance as adjusted to current conditions. Since our process produces loss reserves set by management based upon the actuaries' best estimate, there is no explicit or implicit provision for uncertainty in the carried loss reserves.

     Due to the inherent uncertainty associated with the reserving process, the ultimate liability may differ, perhaps substantially, from the original estimate. Such estimates are regularly reviewed and updated and any resulting adjustments are included in the current year's results. Reserves are closely monitored and are recomputed periodically using the most recent information on reported claims and a variety of statistical techniques. Specifically, on at least a quarterly basis, we review, by line of business, existing reserves, new claims, changes to existing case reserves and paid losses with respect to the current and prior years. See "Item 1.--Loss and Loss Adjustment Expense Reserves" and "Note 3. Property-Casualty Insurance" in the notes to our audited financial statements for additional information regarding our loss reserves.

     We segregate our data into nine segments for estimating loss reserves. Property lines include Fire, Homeowners, CMP Property, Multi-Family Dwellings and Auto Physical Damage. Casualty lines include CMP Liability, Other Liability, Workers Compensation and Auto Liability. The actuarial methods used by segment have been consistent since the 2003 year-end review. During the year-end review the accident years are split into most recent, first prior and all other accident years. For the 2003 year-end review the most recent accident year is 2003, the first prior is 2002, and all other accident years are 2001 and prior. Similarly for the 2005 year-end review the most recent accident year is 2005, the first prior is 2004, and all other accident years are 2003 and prior. The table below shows the method used by segment and accident year to select the estimated year-ending loss reserves:

                                               Accident Year
                        --------------------------------------------------------
Segment                 Most Recent            1st Prior         All Other
-------                 -----------            ---------         ---------
Fire                    Loss Ratio          Loss Development   Loss Development
Homeowners              Loss Ratio          Loss Development   Loss Development
Multi-Family            Loss Ratio          Loss Development   Loss Development
Commercial mulitple-
 peril property         Loss Ratio          Loss Development   Loss Development
Commericial mulitple-
 peril liability        Loss Ratio               B-F           Loss Development
Workers Compensation    Loss Ratio               B-F           Loss Development
Other Liability         Loss Ratio               B-F           Loss Development
Auto Liability          Loss Ratio               B-F           Loss Development
Auto Physical Damage    Loss Ratio          Loss Development   Loss Development

     Two key assumptions that materially impact the estimate of loss reserves are the loss ratio estimate for the current accident year and the loss development factor selections for all accident years. The loss ratio estimate for the current accident year is selected after reviewing historical accident year loss ratios adjusted for rate changes, trend, and mix of business.

     Tower's data has sufficient credibility to base development factors on its own data. The loss development factors are reviewed annually. There have only been minor changes in selected loss development factors since 2003. The chart below shows the number of years by segment when we expect 50%, 90% and 99% of losses to be reported for a given accident year:

                                        Number of Years
                        --------------------------------------------------------
Segment                         50%                  90%                99%
-------                         ---                  ---                ---
Fire                      less than 1 year     less than 1 year     2 years
Homeowners                less than 1 year     less than 2 year     3 years
Multi-Family              less than 2 years    less than 2 years    5 years
Commericial mulitple-
 peril property           less than 1 year         1 year           2 years
Commericial multiple-
 peril liability          less than 2 years        5 years          9 years
Workers Compensation      less then 1 year         2 years          5 years
Other liability                3 years             4 years          9 years
Auto Liability            less than 1 year         3 years          4 years
Auto Physical Damage      less than 1 year    less than 1 year      1 year

     The Company has made only minor changes to the key assumptions used during the last three annual reserve estimates. Also during the last three years there have been minor changes in historical estimates of loss reserves. In 2005 and 2004, we had favorable development in our net losses from prior year's accident years of $392,000 and $199,000, respectively, and unfavorable development in net losses from prior accident years of $75,000 in 2003.

     We do not believe that a 5% deficiency in the net loss reserves is reasonably likely. This information is provided, and has been provided, since the filing of our S-1 in 2004 in response to a request in comment letter from the SEC that, among other things, we disclose a range of loss reserve estimates. We responded that our practice has been to record the actuaries' best estimate and not a range. Therefore we thought that since we could not provide a range, it might be informative to disclose what the effect would be if our reserves were 5% deficient. We will replace the deficiency discussions on pages 27 and 61 with the following to show the effect on the actuaries' best estimate given a particular change in assumptions:

     To reflect potential variability in loss reserves, we restated the gross and net reserves by assuming that the loss ratio for 2005 was 5 loss ratio points understated and the tail factor for the loss development method increased by 5% for all accident years. The loss ratio could be higher than expected due to actual loss trends higher than the assumed loss trends or anticipated rate changes that are not approved. The tail factor used in the loss development method could be understated by 5% due to a change in the loss development patterns that is not reflected in the Company's historical development. The restated gross and net loss reserves (000) are as follows:

                        Gross        Gross                 Net      Net
                        Carried      Restated           Carried  Restated
Segment                 Reserve      Reserve   Change   Reserve  Reserve      Change
-------                 -------      -------   ------   -------  -------      ------
Fire                      3,879        4,510      631     2,405    2,773         368
Homeowners               26,071       30,232    4,161    14,609   16,682       2,073
Commericial Multiple-
 Peril                  110,193      118,206    8,013    54,203   58,857       4,654
Workers Compensation     20,125       22,049    1,924     9,873   10,778         905
Other Liability          28,583       30,363    1,780    15,070   15,969         899
Commericial Auto
 Liability                9,873       11,031    1,158     5,586    6,274         688
 ---------               ------       ------    -----    ------   ------         ---
Total                   198,724      216,391   17,667   101,746  111,333       9,587

     The impact on our income before income taxes and increase in loss and LAE adjustment reserves would be $9.6 million. This represents 6.6 % of the Company's year-end 2005 GAAP equity of $144.8 million. The inadequacy on a gross and net basis for the restated reserves relative to the carried reserves is approximately 9% and 9.5%, respectively. The increase in loss and loss adjustment reserves would not materially impact the Company's liquidity as the increase in future cash expenditures would be less than 3% of the Company's Cash and invested assets as of December 31, 2005.



Question 2:
                  Liquidity and Capital Resources, Page 78
                  ----------------------------------------

                  Commitments, Page 81
                  --------------------

Response:

Below is the revised table of contractual obligations presenting the loss reserves gross of reinsurance recoverables and including the interest payments associated with subordinated debentures.

                                     Payments due by period
                               Less than               1-3         4-5      after 5
                  Total         1 year               years       years       years
                  -----         ------               -----       -----       -----
                                               (in thousands)
                                               --------------
Subordinated
 debentures     $47,426             $0                  $0          $0     $47,426
Interest on
 subordinated
  debentures    104,821          3,689               7,377       7,377      86,378
Operating lease
 obligations     48,592          1,953               6,692       6,523      33,424
Gross loss
 reserves       198,724         48,194              80,305      42,686      27,539
Ceded loss
 reserves       (96,978)       (23,519)            (39,189)    (20,831)    (13,439)
             ----------------------------------------------------------------------
Total
 contractual
  obligations  $302,585        $30,317             $55,185     $35,755    $181,328
             ---------------------------------------------------------------------

The interest on the subordinated debentures is calculated using interest rates in effect at December 31, 2005 for variable rate debentures.



Question 3:
                  Note 1 - Summary of Significant Accounting Policies, Page 97
                  ------------------------------------------------------------
                  Investments, Page 101
                  ---------------------


Response:

We believe the accounting for the equity securities of $24.6 million at cost does comply with current GAAP. The two investments are the Hyperion Collateralized Securities Fund ($19.558 million) and the Crystal River Capital REIT ($5 million).

SFAS 60, paragraph 46 was replaced by SFAS No. 115 (As Amended), dated May 1993. SFAS 115, paragraph 3, states that it establishes standards for investments in equity securities that have readily determinable fair values. In addition, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities: Questions and Answers number 5, states it is not appropriate to "look through" the form of investments to the nature of the securities held by an investee. These securities may comprise of investments that have specific securities with readily determinable fair values, but the actual security itself does not have a readily determinable fair value, and thus would be considered an equity security that does not have a readily determinable fair value, as defined in paragraph 3 of SFAS 115. Thus, Statement 115 would not apply, but instead EITF No. D-46 was used as the basis for our accounting position. EITF No. D-46 addresses "Accounting for Limited Partnership Investments" and states that the SEC's revised position is that investments in all limited partnerships should be accounted for pursuant to paragraph 8 of AICPA Statement of Position (SOP) 78-9, "Accounting for Investments in Real Estate Ventures." Accordingly, SOP 78-9 states that a limited partner's interest may be so minor that the limited partner may have virtually no influence over partnership operating and financial policies. Such a limited partner is, in substance, in the same position with respect to the investment as an investor that owns a minor common stock interest in a corporation, and accordingly, accounting for the investment using the cost method may be appropriate.

Please feel free to call me with any questions regarding the above response at (212-655-2146).





                              Very truly yours,

                              /S/ Francis m. Colalucci
                              ------------------------
                              Francis M. Colalucci
                              Senior Vice President & Chief Financial Officer